As filed with the Securities and Exchange Commission on July 1, 2002
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

McAFEE.COM CORPORATION

(Name of Subject Company)
NETWORKS ASSOCIATES, INC.
and
McAFEE.COM HOLDINGS CORPORATION
(Names of Filing Persons — Offerors)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

579062-100

(CUSIP Number of Class of Securities)

George Samenuk

Chairman and Chief Executive Officer
c/o Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey D. Saper, Esq.

Kurt J. Berney, Esq.
Michael J. Kennedy, Esq.
Jack Helfand, Esq.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

N/A	N/A

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form of Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 11.

      Not applicable.

ITEM 12.  EXHIBITS.

(a)(1)	Text of Press Release by Network Associates on July 1, 2002.
(a)(2)	Letter to the Board of Directors of McAfee.com from Network Associates dated June 30, 2002.
(a)(3)	Questions and Answers made available by Network Associates to its managers, including Questions and Answers made available to its employees, dated July 1, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

      Not applicable.